Exhibit 1.01

CONFLICT MINERALS REPORT

CVD EQUIPMENT CORPORATION

IN ACCORDANCE WITH RULE 13P-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

This Conflict Minerals Report (Report) of CVD Equipment Corporation (“CVD”) for the calendar year ended December 31, 2016 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). Numerous terms in this Report are defined in the Rule and the reader is referred to SEC Release No. 34-67716 issued by the Securities and Exchange Commission on August 22, 2012 for such definitions.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which minerals specified in the Rule are necessary to the functionality or production of those products.  The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”).  The “Covered Countries” for purposes of Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. CVD manufactures, or contracts to manufacture, products for which Conflict Minerals are necessary to the functionality or production of those products. CVD has conducted a good faith, reasonable country of origin inquiry regarding the Conflict Minerals used by CVD for the functionality or production of CVD’s products.  This good faith, reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals used by CVD in the manufacture of its products originated in the Covered Countries.  Based on this reasonable country of origin inquiry, the Company is unable to determine whether Conflict Minerals necessary to the functionality or production of Company products manufactured in calendar year 2016 originated in the Covered Countries.

Pursuant to the Rule, CVD undertook due diligence measures on the source of the Conflict Minerals necessary to the functionality or production of CVD’s products, which CVD had reason to believe may have originated from the Covered Countries and which may not have come from recycled or scrap sources, to determine whether such products were “DRC Conflict Free.”

Description of Due Diligence Measures Performed

Below is a description of the measures performed for this reporting period to exercise due diligence on the source and chain of custody of the necessary Conflict Minerals:

1.           As part of a reasonable country of origin inquiry, CVD made inquiry of its 2016 suppliers to determine if such suppliers use Conflict Minerals in the manufacture of CVD’s products.

2.           CVD identified one supplier (“Supplier”) that indicated the possibility that some of the Conflict Minerals the Supplier provided to CVD were sourced from Covered Countries.

3.           CVD then reviewed the Conflict Minerals Reporting Template submitted by Supplier (“CMRT”) to better determine whether any of the Conflict Minerals supplied by the Supplier to CVD originated from the Covered Countries.

4.           CVD also reviewed the CMRT to better determine whether the Conflict Minerals supplied to CVD that originated from Covered Countries, if any, could be classified as “DRC Conflict Free”

5.           CVD relied upon the Supplier’s due diligence, which it believes conformed to a nationally or internationally recognized due diligence framework, as described below.

Inherent Limitations on Due Diligence Measures

As a downstream purchaser of products which contain Conflict Minerals, CVD’s due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the Conflict Minerals used by CVD.  CVD’s due diligence processes are based on the necessity of seeking data from direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary Conflict Minerals.  CVD also relies, to a large extent, on information collected and provided by independent private sector audit (“IPSA”) programs.  Such sources of information, as well as smelters and refinery facility visits, may yield inaccurate or incomplete information and may be subject to fraud.

Another complicating factor is the unavailability of country of origin and chain of custody information from suppliers on a continuous, real-time basis. Under the Dodd-Frank Act and the Rule, a product is “DRC Conflict Free” if it meets the required standard every day of the reporting year; conversely, a product would “not be found to be DRC Conflict Free” if it does not meet the required standard even one day of the reporting year.  The supply chain of commodities such as Conflict Minerals is a multi-step process operating more or less on a daily basis, with ore being delivered to smelters and refiners, with smelters and refiners smelting or refining ores into metal containing derivatives such as ingots, with the derivatives being shipped, sold and stored in numerous market locations around the world and with distributors and purchasers holding varying amounts of the derivatives in inventory for use.  Since CVD does not have direct contractual relationships with smelters and refiners, CVD relies on direct suppliers and the entire supply chain to gather and provide specific information about the date when the ore is smelted into a derivative and later shipped, stored, sold and first entered the stream of commerce.

Supplier Due Diligence

The Supplier designed and executed a supply chain due diligence process in accordance with Annex 1 of the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.  As part of this due diligence process, Supplier is a member of the Conflict Free Sourcing Initiative (“CFSI”) and leverages due diligence conducted on smelters and refiners by the CFSI’s Conflict Free Smelter Program.  Supplier also has a conflicts mineral policy and requires its direct suppliers to be DRC Conflict Free by sourcing from smelters validated by an IPSA firm.

Results of CVD’s Due Diligence Measures

For the 2016 calendar year, CVD’s products are DRC Conflict Undeterminable, as defined in the Rule.  CVD does not have sufficient information from suppliers or other sources regarding all of the smelters and refiners that process the necessary Conflict mineral used in or used to produce CVD products to conclude whether those Conflict Minerals originated in the Covered Countries and, if so, whether those Conflict Minerals were from recycled or scrap sources or other conflict-free sources.  While CVD has no reason to believe the Conflict Minerals in its products directly or indirectly benefit armed groups in the Covered Countries based on due diligence measures performed, CVD cannot, conversely, describe these products as DRC Conflict Free under the Rule.

The Supplier had indicated the following results to CVD regarding the smelters that provide the Supplier’s entire supply of Conflict Minerals:

1.           Supplier could not determine with any degree of certainty whether any of the Conflict Minerals provided to CVD were sourced from Covered Countries.

2.           Supplier could not determine whether all of its supplied Conflict Minerals were sourced in Covered Countries and, if so, were DRC Conflict Free.  Sourcing information gathering and analysis is still ongoing, and the Supplier only received information from 62% of the smelters.

3.           For Tantalum, smelters confirmed sourcing from the Covered Countries have been identified in Supplier’s supplier responses.  However, Supplier has not yet confirmed which of these smelters are in Supplier’s supply chain and does not have information indicating that Supplier is supporting armed conflict in the Covered Countries.

4.           For Tin, For Tantalum, smelters confirmed sourcing from the Covered Countries have been identified in Supplier’s supplier responses.  However, Supplier has not yet confirmed which of these smelters are in Supplier’s supply chain and does not have information indicating that Supplier is supporting armed conflict in the Covered Countries.

5.           For Gold, For Tantalum, smelters confirmed sourcing from the Covered Countries have been identified in Supplier’s supplier responses.  However, Supplier has not yet confirmed which of these smelters are in Supplier’s supply chain and does not have information indicating that Supplier is supporting armed conflict in the Covered Countries.

6.           For Tungsten, For Tantalum, smelters confirmed sourcing from the Covered Countries have been identified in Supplier’s supplier responses.  However, Supplier has not yet confirmed which of these smelters are in Supplier’s supply chain and does not have information indicating that Supplier is supporting armed conflict in the Covered Countries.

Additional Disclosures under the Rule for DRC Conflict Undeterminable products

For the temporary period specified under the Rule, registrants that manufacture products that are “DRC Conflict Undeterminable” must provide a description of those products, the facilities used to process the necessary Conflict Minerals for those products, if known, the related country of origin and efforts to determine the location of origin for the subject Conflict Minerals.  The DRC Conflict Undeterminable products for CVD are certain custom deposition processing equipment.  Based on the due diligence described above, the facilities, country of origin and location of origin could not be determined.

Pursuant to the Rule, CVD was not required to provide an IPSA for this report.  CVD will undertake to mitigate the risk that necessary Conflict Minerals in its products benefit armed groups in Covered Countries by working with its suppliers for subsequent reporting periods to improve the collection and verification of chain-of-custody data demonstrating what Conflict Minerals have been supplied to CVD that originated in Covered Countries and whether or not those Conflict Minerals were DRC Conflict Free.